                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. 1)


                            COMFORCE Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                 20038 K1 09
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                               (CUSIP Number)

                               J. Robert Dobbins
                             Dobbins Partners, L.P.
                         2651 North Harwood, Suite 500
                              Dallas, Texas  75201
                               (214) 220-1233
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 1, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO. 20038 K1 09                                       PAGE 2  OF 9  PAGES

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Dobbins Partners, L.P.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]


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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS

              WC

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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas

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                     7    SOLE VOTING POWER

                                                          - 0 -
                     -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
       SHARES                                              609,215
    BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                              - 0 -
        WITH         -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                                           609,215
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              609,215

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 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.7%

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 14    TYPE OF REPORTING PERSON

              PN
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
                                SCHEDULE 13D
CUSIP NO. 20038 K1 09                                       PAGE 3  OF 9  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Dobbins Capital Corporation
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

              Not applicable

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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas

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                     7    SOLE VOTING POWER

                                                          - 0 -
                     -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
       SHARES                                              609,215
    BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                              - 0 -
        WITH         -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                                           609,215
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              609,215

--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.7%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

              CO
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
                                SCHEDULE 13D
CUSIP NO. 20038 K1 09                                       PAGE 4  OF 9  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Robert Dobbins
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

              Not Applicable

--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

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                     7    SOLE VOTING POWER

                                                          - 0 -
                     -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
       SHARES                                              609,215
    BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                              - 0 -
        WITH         -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                                           609,215
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              609,215

--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.7%

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 14    TYPE OF REPORTING PERSON

              IN
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
                        AMENDMENT NO. 1 TO SCHEDULE 13D

                 This statement ("Amendment No. 1") amends the statement on
Schedule 13D of Dobbins Partners, L.P. (the "Partnership"), Dobbins Capital Corporation (the "General Partner") and J. Robert Dobbins with respect to the common stock, par value $.01 per share ("Common Stock"), of COMFORCE Corporation (the "Company"), originally filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on August 1, 1996. This Amendment No. 1 is being filed by (i) the Partnership, (ii) the General Partner, as the sole general partner of the Partnership, and (iii) J. Robert Dobbins, as the owner of all of the outstanding capital stock of the General Partner. For purposes of this Amendment No. 1, the Partnership, the General Partner and J. Robert Dobbins are hereinafter collectively referred to as the "Reporting Persons." Except as disclosed herein, there has been no change in the information previously reported in the statement on Schedule 13D of the Reporting Persons with respect to the Common Stock.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Item 3 is hereby amended and restated in its entirety as follows:

                 The Partnership purchased 450,000 shares of Common Stock on October 16, 1995, with an aggregate of $1,350,000 in funds provided by the working capital of the Partnership. The Partnership acquired 5,882 shares of Common Stock on June 13, 1995 as an inducement to make a loan to the Company of $100,000, and acquired an additional 33,333 shares of Common Stock on December 19, 1995 in consideration of the forgiveness of such loan. On April 1, 1997, the Partnership sold 105,000 shares of Common Stock.

                 The exercise price with respect to the 225,000 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") granted to the Partnership on October 17, 1995 is $3.375 per share (subject to adjustment in certain circumstances). If such Warrants are exercised, it is expected that the shares of Common Stock issuable upon such exercise will be purchased with an aggregate of $759,375 in funds provided by the Partnership's working capital.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended and restated in its entirety as follows:




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                 (a)      The Partnership is the direct beneficial owner of an
aggregate of 384,215 shares of Common Stock and has the right to acquire an additional 225,000 shares of Common Stock upon the exercise of the Warrants, representing an aggregate of approximately 4.7% of the 12,819,649 shares of Common Stock outstanding as of March 27, 1997 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

                 (b) The Partnership is the direct beneficial owner of the shares of Common Stock reported as beneficially owned in this Item 5. The Partnership has the power to vote or direct the vote and to dispose of or direct the disposition of such shares.

                 Under the definition of "beneficial ownership" contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the General Partner and Mr. Dobbins may also be deemed to be the beneficial owners of the shares of Common Stock reported as beneficially owned in this Item 5, because (i) the General Partner is the sole general partner of the Partnership and has control over the business of the Partnership and responsibility for the direction of its operations and (ii) Mr. Dobbins is the owner of all of the outstanding capital stock of the General Partner and is its sole officer and director. As a result, the General Partner and Mr. Dobbins may be deemed to share with the Partnership the power to vote or to direct the vote and the power to dispose of or direct the disposition of the shares of Common Stock reported as beneficially owned in this Item 5. However, neither the filing of this Schedule 13D nor any information contained herein shall be deemed to constitute an admission that either the General Partner or Mr. Dobbins is the beneficial owner of any shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

                 (c) On April 1, 1997, the Partnership sold 105,000 shares of Common Stock at a price of $7.25 per share in transactions effected on the American Stock Exchange. Except for the sale of the foregoing shares, no transactions in the Common Stock have been effected by any Reporting Person during the sixty days immediately preceding the date hereof.

                 (d) No person other than the Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Partnership.

                 (e) On April 1, 1997, each Reporting Person ceased to be the beneficial owner of more than 5% of the class of securities.




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                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    April 11, 1997


                                      DOBBINS PARTNERS, L.P.

                                      By:      Dobbins Capital Corporation,
                                               its general partner


                                      By: /s/ J. Robert Dobbins
                                          -----------------------------------
                                               J. Robert Dobbins
                                               President

                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    April 11, 1997


                                          DOBBINS CAPITAL CORPORATION



                                          By: /s/ J. Robert Dobbins
                                             ---------------------------------
                                                  J. Robert Dobbins
                                                  President





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 11, 1997




                                               /s/ J. Robert Dobbins
                                               -------------------------------
                                               J. Robert Dobbins





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